EXHIBIT 3.01

AMENDMENT

BY-LAWS

ARROW FINANCIAL CORPORATION

The following sections of the By-laws of Arrow Financial Corporation shall be amended as follows, with deletions stricken through and additions double-underlined:

"ARTICLE III

Directors

. . .

3.3

Number and Qualification.  Each director shall, at the time of his election or appointment, be at least eighteen (18) years of age, but shall not ~~more~~have ~~than~~attained seventy-two (~~70~~72) years of age (see also Section 3.20).

. . .

3.20

Retirement of Directors.  Any director who shall have attained the age of ~~70~~seventy-two (72) during his/her term of office shall retire from the Board at the first annual meeting of shareholders held ~~on or~~ after his/her birth date."